

September 17, 2010

Via Facsimile and U.S. Mail
John Filippone, Esq.
Bingham McCutchen LLP
Suite 4400
355 South Grand Avenue, 44th Floor
Los Angeles, CA 90071

Re: **Barnes & Noble, Inc.**
        Definitive Additional Soliciting Materials filed on Schedule 14A by Yucaipa
        American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II,
        L.P., Yucaipa American Alliance Fund II, LLC, Yucaipa American Funds, LLC,
        Yucaipa American Management, LLC, The Yucaipa Companies LLC, Ronald W.
        Burkle, Stephen F. Bollenbach, Michael S. McQuary, Robert P. Bermingham
        Filed September 16, 2010
        File No. 1-12302

     Dear Mr. Filippone:

          We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure.

Soliciting Materials September 16, 2010

1.   We remind you of comment 2 of our letter dated August 17, 2010. On page 19 of the
       slide presentation, you acknowledge the source of some of the information contained in
       the filing. Other than the materials excerpted from the company's filings, supplementally
       provide us with support for the following:

       - analysts' reports cited or information derived from analysts' reports;
       - statements on page 15 regarding Yucaipa's record of success, including
         statements regarding the rate of return on its investments, dollar value of its
         investments and the average period over which Yucaipa holds its investments;
         and,
       - statements on page 17 regarding the nominees' creation of stockholder value at
         various companies.

2.   We refer to disclosure on page 16 in which you comment on the merits of several cases that have been dismissed against Yucaipa. It is not apparent that the conclusion you imply can be drawn based on the fact that the cases were dismissed. Moreover, there does not appear to be a reasonable basis for what appears to be the opinion of the filing parties. Please refrain from making similar unsupported statements in future filings and avoid making statements of opinion that are not presented as such and/or which are not presented within the appropriate context. Refer generally to Rule 14a-9.

3.   We remind you of prior comment 10 of our initial letter. Please ensure that all written soliciting materials are filed on the date of first use under cover of Schedule 14A. We may have further comment.

                                        *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

   · the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions